Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES FINAL RESULTS OF TENDER OFFER

NEW YORK, NY December 5, 2011 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced the final results of its tender offer.  The tender offer, which expired at 5:00 p.m., New York time on Tuesday, November 29, 2011, was oversubscribed.

In accordance with the terms of the Fund’s Offer to Purchase, notwithstanding that its tender offer was oversubscribed, the Fund will accept all common stock properly tendered by stockholders holding fewer than 100 shares of common stock who tendered all of their shares and provided appropriate certification as part of their tender (“odd-lot adjustment”).  Since the tender offer was oversubscribed, the Fund will purchase 5% of its outstanding common stock on a pro-rata basis, after making the odd-lot adjustment, based on the number of shares properly tendered (the “Pro-Ration Factor”).  The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Expiration Date)	Number of Outstanding Shares after Tender Offer
15,032,589	2,936,202	19.37%	3.97	55,787,846.129

The Fund will purchase the common stock that it has accepted for payment as promptly as practicable.  Stockholders who have questions regarding the tender offer should contact their financial advisors or should call Mellon Investor Services LLC, the information agent for the tender offer, at (866) 223-8669 or the Fund at (877) 461-1899.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of September 30, 2011, assets under management were approximately $183 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.